SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)  NAME OF ISSUER (Please type or print)    (b)  IRS IDENT. NO.    (c)  S.E.C. FILE NO.

Warp Technology Holdings, Inc.                      88-0467845             000-33197

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1(d)  ADDRESS OF ISSUER                     STREET                             CITY    STATE    ZIP CODE         (e) TELEPHONE NO.

                               535 West 34th Street, 5th floor                  NY      NY       10001

                                                                               AREA    212    NUMBER 962-9277
                                                                               CODE
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE     (b) IRS IDENT. NO.    (c) RELATIONSHIP TO   (d) ADDRESS  STREET  CITY  STATE  ZIP CODE
     SECURITIES ARE TO BE SOLD                                          ISSUER

     Morgan Stanley Institutional Fund, Inc.       13-3902170           None                  1221 Avenue of the Americas
     Technology Portfolio                                                                     New York, NY 10020
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File
             Number.

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3(a)                (b)               SEC USE ONLY       (c)           (d)         (e)          (f)          (g)

               Name And Address
               Of Each Broker
               Through Whom The                      Number of                  Number Of
               Securities Are To                     Shares Or      Aggregate   Shares Or     Approximate    Name Of Each
Title of The   Be Offered Or Each                    Other Units     Market     Other Units   Date Of Sale   Securities
  Class Of     Market Maker Who Is                   To Be Sold      Value      Outstanding   See Instr.     Exchange
 Securities    Acquiring The         Broker-Dealer   (See Instr.   (See Instr.  (See Instr.    3(f))         (See Instr.
 To Be Sold    Securities            File Number       3(c))         3(d))        3(e))       (MO. DAY YR.)    3(g))

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Common Stock   Jefferies &                              34,580     $3,087.12    73,862,586       05/21/04
               Company, Inc.
               11100 Santa
               Monica Blvd.,
               11th fl
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               Los Angeles, CA
               90025
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INSTRUCTIONS:

1. (a) Name of issuer.                                           (d) Issuer's address, including zip code.
   (b) Issuer's I.R.S. Identification Number.                    (e) Issuer's telephone number, including area code.
   (c) Issuer's S.E.C. file number, if any.


2. (a) Name of person for whose account the securities are to be sold.
   (b) Such person's I.R.S. identification number, if such person is an entity.
   (c) Such person's relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing).
   (d) Such person's address, including zip code

3. (a) Title of the class of securities to be sold.
   (b) Name and address of each broker through whom the securities are intended to be sold.
   (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount).
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice.
   (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer.
   (f) Approximate date on which the securities are to be sold.
   (g) Name of each securities exchange, if any, on which the securities are intended to be sold.

                        TABLE I -- SECURITIES TO BE SOLD
      Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                 Name Of Person
Title Of                                         From Whom Acquired
Amount Of     Date You  Nature Of                (If Gift, Also Give                                 Date of
The Class     Acquired  Acquisition Transaction  Date Donor Acquired)           Securities Acquired  Payment  Nature Of Payment
------------  --------  -----------------------  -----------------------------  -------------------  -------  ------------------

Common Stock  5/24/02   Private Offering         Warp Technology Holdings,Inc.  370,206              5/24/02  Securities

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INSTRUCTIONS:

1. If the securities were purchased and full payment therefor     2. If within two years after the acquisition of the securities
   was not made in cash at the time of purchase, explain in the      the person for whose account they are to be sold had any
   table or in a note thereto the nature of the consideration        short positions, put or other option to dispose of
   given. If the consideration consisted of any note or other        securities referred to in paragraph (d)(3) of Rule 144,
   obligation, or if payment was made in installments describe       furnish full information with respect thereto.
   the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



            TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.

Name And Address Of Seller      Title Of Securities Sold         Date Of Sale    Amount Of Securities Sold    Gross Proceeds
--------------------------      ------------------------         ------------    -------------------------    --------------
Morgan Stanley SICAV US
Small Cap Growth
5, rue Plaetis
L-2338 Luxembourg               Warp Technology Holdings, Inc.   2/25/04         7,015                        $  1,450.84
Grand Duchy of Luxembourg

Morgan Stanley Investment
  Management
Small Company Growth Trust
1221 Avenue of the Americas
New York, NY 10020              Warp Technology Holdings, Inc.   2/25/04         29,976                       $  6,196.96


Morgan Stanley Institutional
  Fund, Inc.
Small Company Growth Portfolio
1221 Avenue of the Americas
New York, NY 10020              Warp Technology Holdings, Inc.   2/25/04         2,929                        $  604.52

Morgan Stanley Institutional
  Fund, Inc.                    Warp Technology Holdings, Inc.   2/25/04         82,100                       $  18,127.68
Technology Portfolio            Warp Technology Holdings, Inc.   2/26/04         20,000                       $  4,400
1221 Avenue of the Americas     Warp Technology Holdings, Inc.   3/2/04          5,000                        $  1,250
New York, NY 10020              Warp Technology Holdings, Inc.   3/4/04          12,000                       $  3,000
                                Warp Technology Holdings, Inc.   3/8/04          5,000                        $  1,150
                                Warp Technology Holdings, Inc.   3/10/04         4,000                        $  880
                                Warp Technology Holdings, Inc.   3/11/04         65,000                       $  13,150
                                Warp Technology Holdings, Inc.   4/20/04         25,000                       $   3,750
                                Warp Technology Holdings, Inc.   4/22/04         75,000                       $   8,250
                                Warp Technology Holdings, Inc.   4/23/04         110,000                      $  14,400
                                Warp Technology Holdings, Inc.   4/26/04         135,000                      $  20,046.49
                                Warp Technology Holdings, Inc.   5/18/04         100,000                      $  8,100
                                Warp Technology Holdings, Inc.   5/20/04         10,000                       $  974.97




REMARKS:

INSTRUCTIONS:                                                    ATTENTION:

See the definition of "person" in paragraph (a) of Rule 144.     The person for whose account the securities to which this
Information is to be given not only as to the person for         notice relates are to be sold hereby represents by signing
whose account the securities are to be sold but also as to       this notice that he does not know any material adverse
all other persons included in that definition. In addition,      information in regard to the current and prospective
information shall be given as to sales by all persons whose      operations of the Issuer of the securities to be sold which
sales are required by paragraph (e) of Rule 144 to be            has not been publicly disclosed.
aggregated with sales for the account of the person filing
this notice.

                         5/21/04                                                       /s/Sheldon Winicour
              --------------------------------                             ---------------------------------------
                     (DATE OF NOTICE)                                                    (SIGNATURE)


    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.

     ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001.)

          Morgan Stanley Institutional Fund, Inc. Technology Portfolio
                           1221 Avenue of the Americas
                               New York, NY 10020


May 21, 2004

VIA edgar
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Warp Technology Holdings, Inc.
Ladies and Gentlemen:

         On behalf of Morgan Stanley Institutional Fund, Inc. Technology Portfolio, we are filing a copy of Form 144, Notice of Proposed Sale of Securities Pursuant to Rule 144 under the Securities Act of 1933.

         If you have any questions or comments, please do not hesitate to contact me at (212)762-5206. Thank you for you assistance in this matter.



Sincerely,

/s/Sheldon Winicour
-------------------
Sheldon Winicour
Assistant Secretary

Enclosures